FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending March 22, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



Notice of Annual General Meeting, 2006 Annual Report & 2006 Annual Review


GlaxoSmithKline plc issued its Notice of Annual General Meeting at 2.00 pm (UK) today, 22 March 2007.

The Company's Annual General Meeting will be held at 2.30pm on Wednesday 23 May 2007 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1.

Copies of the Company's Notice of Annual General Meeting, together with the 2006 Annual Report and 2006 Annual Review have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel: +44 (0) 20 7066 1000

These documents can also be viewed on the Company's website at www.gsk.com.


S M Bicknell

Company Secretary

22 March 2007

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 22, 2007                                          By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc